Exhibit 99.2

AMERICAS SILVER CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018
DATED AUGUST 13, 2018

Americas Silver Corporation
Management’s Discussion and Analysis
Table of Contents

Forward-Looking Statements	1
Management’s Discussion and Analysis	2
Overview	2
Recent Developments and Operational Discussion	3
Results of Operations	9
Summary of Quarterly Results	11
Liquidity	11
Capital Resources	12
Off-Balance Sheet Arrangements	13
Transactions with Related Parties	13
Risk Factors	13
Accounting Standards and Pronouncements	13
Financial Instruments	13
Capital Structure	14
Controls and Procedures	14
Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce	14

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management Discussion and Analysis are based on dollar amounts before rounding.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2018

Forward-Looking Statements

Statements contained in this MD&A that are not current or historical factual statements may constitute forward-looking information or forward-looking statements within the meaning of applicable Canadian and United States securities laws. All statements other than statements of historical fact included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, estimates of mineral reserves and resources, the realization of mineral reserve estimates, the ramp up of San Rafael mining operations, impairment of mining interests and non-producing properties, the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development, success of exploration and development activities, permitting timelines, government regulation of mining operations, environmental risks, the going concern assumption, and the timing and possible outcomes of pending disputes or litigation, negotiations or regulatory investigations are or involve forward-looking statements. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. This MD&A and its appendices, including those set out under “Risk Factors” in this MD&A, contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this MD&A and its appendices describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied in the forward-looking statements in this MD&A and its appendices, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable securities laws. The Company has made a number of assumptions in making forward-looking statements in this MD&A and its appendices.

The list above is not exhaustive of the factors that may affect the Company’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward‑looking statements.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2018

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Silver Corporation (“Americas Silver” or the “Company”) constitutes management’s review of the Company’s financial and operating performance for the three and six months ended June 30, 2018, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated August 13, 2018 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three and six months ended June 30, 2018 and 2017. The unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2018 and 2017 are prepared in accordance with International Accounting Standards (“IAS”) 34 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company are available on SEDAR at www.sedar.com and on the Company’s website at www.americassilvercorp.com.

In this report, the management of the Company presents operating highlights for the three months ended June 30, 2018 (“Q2-2018”) compared to the three months ended June 30, 2017 (“Q2-2017”) and for the six months ended June 30, 2018 (“YTD-2018”) compared to the six months ended June 30, 2017 (“YTD-2017”) as well as comments on plans for the future. Throughout this MD&A, references to silver equivalent ounces produced are based on the average silver, zinc, lead and copper realized metal prices during each respective period, except as otherwise noted.

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This discussion contains statements about the Company’s future financial condition, results of operations and business. See page 1 of this report for more information on forward-looking statements.

The Company was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas.

Overview

The Company has operations in two of the world's leading silver regions: the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

In Sinaloa, Mexico, the Company operates the 100%-owned, producing, San Rafael silver-zinc-lead mine (“San Rafael”) after declaring commercial production in December 2017. Prior to that time, it operated the 100%-owned Nuestra Señora silver-zinc-copper-lead mine after declaring commercial production in January 2009 and commissioning of the Los Braceros processing facility. The Cosalá area land holdings also host several other known deposits, past-producing mines, and prospects including the Zone 120 silver-copper-gold deposit, the La Verde copper-silver mine, and the El Cajón silver-copper deposit (“El Cajón”). These properties are located in close proximity to the Los Braceros processing plant.

In Idaho, USA, the Company operates the 100%-owned producing Galena Complex whose primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a modern production history of more than sixty years. The Coeur mine has been put on care and maintenance pending an improvement in the silver price.

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company’s current strategy is focused on extending the mine life of its current assets through exploration, bringing the newly developed San Rafael mine to full production, and advancing technical and economic studies on Zone 120 to consider development options in 2019. Exploration will continue evaluating early stage targets with an emphasis on the Cosalá District, and prospective areas near existing infrastructure at the Galena Complex.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2018

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally.  The head office of the Company is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in the jurisdictions of Ontario, British Columbia, Alberta, and Quebec, and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.

Recent Developments and Operational Discussion

Q2-2018 Highlights

•	Revenue of $17.3 million and net income of $1.4 million for the quarter or $0.03 per share.
•	Cash flow generated from operating activities before non-cash working capital items of $8.0 million during the quarter.
•	Production of 1.5 million consolidated silver equivalent ounces, an increase of 24% year-over-year, including 0.3 million silver ounces.
•
Cost of sales of $8.20/oz. equivalent silver, by-product cash cost of negative ($6.15/oz.) silver, and all-in sustaining cost of $5.40/oz. silver for the quarter, representing year-over-year decreases of 25%, 185% and 49%, respectively.

•	Consolidated zinc and lead production of 8.8 million pounds and 6.2 million pounds, respectively.
•
San Rafael continued to ramp up its mining and milling rates in the second quarter of commercial production with mill feed exceeding the nameplate plant capacity of 1,600 tonnes per day by the end of Q2-2018.

•	Released additional Q2-2018 drill program results on the Zone 120 deposit from the Cosalá Operations and exploration drilling at the Galena Complex.
•	The Galena Complex production was impacted by two separate issues at its No.3 Shaft that inhibited normal hoisting for 27 days in total during the quarter, as previously announced.
•	The Company’s cash balance increased during the second quarter to $7.8 million with a working capital balance of $12.1 million as at June 30, 2018.

Consolidated Operations

The second quarter of 2018 continued to be a strong quarter at Americas Silver with an increase of 24% in consolidated silver equivalent production over Q2-2017 and record low consolidated cash costs and all-in sustaining costs, despite the impact of the No.3 Shaft issues at Galena. The Company’s new San Rafael mine performed well as it continued to increase mine and mill throughput in its second full quarter of operations after declaring commercial production in December 2017. The new mine contributed strong base metal production gains with the resulting decrease to cash costs and all-in sustaining costs though consolidated silver production was lower for the quarter and year-over-year due to the Galena issues and mine sequencing. These positive results increased the cash balance from $3.3 million at the end of Q1-2018 to $7.8 million at the end of Q2-2018.

Metal prices in Q2-2018 sustained levels achieved last year after multi-year lows in precious and base metals. Year-over-year, the silver spot price decreased from an average of $17.25 per ounce in Q2-2017 to $16.53 per ounce in Q2-2018 though ranging to a high of $17.23 per ounce in June 2018. Additionally, the market prices for the Company’s zinc and lead by-product metals continued to increase year-over-year. The zinc spot price increased to an average of $1.41 per pound during Q2-2018 when compared to an average of $1.18 per pound year-over-year, while the lead spot price increased to an average of $1.08 per pound during Q2-2018 when compared to an average of $0.98 per pound year-over-year. Base metal pricing has become a more important part of the Company’s liquidity since San Rafael began production due to the significant production of zinc and lead from this mine. However, the general outlook for precious and base metal pricing is expected to be lower in Q3-2018 as the impact of U.S./Chinese trade discussions are felt widely across markets.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2018

During Q2-2018, the Company produced 1.5 million consolidated silver equivalent ounces including 0.3 million silver ounces, compared to production of 1.2 million consolidated silver equivalent ounces including 0.6 million silver ounces during Q2-2017. Consolidated silver equivalent production increased due to the greater output of zinc and lead by-product metals from the San Rafael mine at the Cosalá Operations offset by decreases from lower silver-lead throughput at the Galena Complex. During the first half of 2018, mining rates from San Rafael gradually increased as the mine balanced the extraction of ore with underground development into the Main body of the deposit. Milling rates continued to increase through the quarter to expected levels while metal recoveries and grades were optimized.

Consolidated costs of sales were $8.20/oz. equivalent silver, by-product cash costs were negative ($6.15/oz.) silver, and all-in sustaining costs were $5.40/oz. silver, representing year-over-year decreases of 25%, 185% and 49%, respectively. These improvements were a result of the significant increase in zinc production (201%) from the San Rafael mine compared to Q2-2018 when the Company’s previous mine, Nuestra Señora, was in production. The zinc production increase combined with increased realized prices for both zinc and lead substantially lowered these consolidated operating metrics for both Q2-2018 and YTD-2018, despite the 27-day shutdown of the Galena mine.

Consolidated silver production was lower compared to prior quarters as Galena’s production was negatively impacted by necessary repairs to its No.3 Shaft completed by the end of Q2-2018. As previously announced on June 14, 2018, production at the Galena Complex was negatively impacted by two issues affecting the No.3 Shaft: a 10-day suspension of hoisting in late April to allow the repair of steel sets in the shaft, and a 17-day shutdown of the hoist in June to address a mechanical failure in the brake mechanism. The Complex was assessed to be temporarily on care and maintenance for the 17-day shutdown as repairs were performed with certain costs excluded from the cash costs and all-in sustaining costs calculations. Repairs were completed by the end of June 2018 and these issues are not expected to impact production rates for the remainder of the year.

San Rafael will initially provide lower silver production compared to the previously mined deposits at the Cosalá Operations until mining sequences to the higher silver grade areas found in the Upper Zone of the ore body later next year.  The initial development in the San Rafael ore body was into the area closest to the portal where the silver grade of 42 g/t in the first half of 2018 was approximately 40% of the mine’s reserve silver grade.

The Company’s cash balance increased from $3.3 million at Q1-2018 to $7.8 million at the end of Q2-2018 while working capital increased from $10.9 million to $12.3 million. The increase in cash is mainly due to $4.3 million cash generated from operations, $3.9 million receipts from trade and other receivables, and $2.7 million proceeds from exercise of options and warrants, offset by $3.6 million expenditures on property, plant and equipment, $1.6 million payments to trade and other payables, and $1.1 million repayments to pre-payment facility.

On June 5, 2018, the Company released Zone 120 drill results for holes SR-433 through SR-441, in addition to drill results released for holes SR-419 through SR-432 on April 5, 2018, concluding the planned 12,000-meter drill program at Zone 120. Notable intercepts were found in most holes. The drill program was to expand and upgrade the previously reported measured and indicated resources of 2.09 million tonnes grading of 187 g/t Ag and 0.48% Cu (240g/t AgEq1) and an inferred resource of 1.38 million tonnes grading of 216 g/t Ag and 0.59% Cu (260g/t AgEq1). These results, combined with approximately 18,000 meters in over 80 drill holes previously drilled into Zone 120, imply the deposit has the potential to become the Company’s next operating mine. Evaluation of development scenarios will start following incorporation of all new drilling data into an updated mid-year resource estimate expected to be released in late Q3-2018. Future development of the deposit is expected to require low initial capital to reach production given the proximity of the deposit to existing infrastructure at San Rafael and El Cajón, and knowledge attained from the Company’s recent mine development.

1 Silver equivalent (AgEq) grade is calculated using prices of $18.00/oz Ag, $1,300/oz Au and $3.00/lb Cu.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2018

On June 5, 2018 and April 5, 2018, the Company released exploration drilling results on expansion areas near existing underground mine infrastructure at the Galena Complex. During Q1-2018, an additional 12-hole drill program totalling 998 meters successfully increased the mineralized volume of the 366 FW zone, located on the eastern side of the 4900 Level, north of the 360 and 366 Veins. During Q2-2018, drilling from the 4300 Level has identified the possible up-dip extension of the 366 FW zone which, if confirmed, could nearly double the size of the zone to approximately 200 meters in height and 180 meters in length and 3.8 meters in width.

Detailed exploration results from the 2018 drill programs can be found on the Company’s website at www.americassilvercorp.com.

A subsidiary of the Company was party, with the United Steel Workers Union, to a collective bargaining agreement that covers all of the hourly employees at the Galena Complex with a term from June 29, 2014 to June 28, 2017. The parties have been in negotiations since June 2017 and in December, the Company issued its “last, best and final offer”. Although not ratified, effective April 1, 2018, the Company has proceeded to impose the terms of the final offer to the extent permitted by law.

Consolidated Results and Developments

	Q2-2018	Q2-2017	YTD-2018	YTD-2017
Revenues ($ M)	$17.3	$17.2	$37.7	$32.4
Silver Produced (oz)	301,711	557,892	698,746	1,081,639
Zinc Produced (lbs)	8,756,201	2,904,374	16,089,179	5,293,507
Lead Produced (lbs)	6,216,592	6,435,048	13,841,277	12,595,780
Copper Produced (lbs)	-	273,475	-	581,575
Total Silver Equivalent Produced (oz)[1]	1,462,170	1,175,836	3,075,881	2,280,073
Cost of Sales/Ag Eq Oz Produced ($/oz)[3]	$8.20	$11.00	$8.17	$10.50
Cash Cost/Ag Oz Produced ($/oz)[2,3]	$(6.15)	$7.21	$(4.21)	$8.45
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2,3]	$5.40	$10.65	$5.84	$11.91
Net Income ($ M)	$1.4	$0.9	$1.9	$0.7
Comprehensive Income ($ M)	$1.3	$0.8	$2.1	$0.3

[1]	Throughout this MD&A, silver equivalent production was calculated based on average silver, zinc, lead and copper realized prices during each respective period.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.
[3]
Calculation excludes pre-production of 22,549 silver ounces and 32,955 silver equivalent ounces mined in Q2-2017 and 85,263 silver ounces and 121,611 silver equivalent ounces mined in YTD-2017 from El Cajón during its commissioning period. Pre-production revenue and cost of sales from El Cajón are capitalized as an offset to development costs.

During Q2-2018, the Company produced 1,462,170 silver equivalent ounces, including 301,711 ounces of silver, at cost of sales of $8.20/oz. equivalent silver, by-product cash cost of negative ($6.15/oz.) silver, and all-in sustaining cost of $5.40/oz. silver. These results compare to 1,175,836 silver equivalent ounces, including 557,892 ounces of silver, at cost of sales of $11.00/oz. equivalent silver, by-product cash cost of $7.21/oz. silver, and all-in sustaining cost of $10.65/oz. silver during Q2-2017, a 24% increase in production of silver equivalent ounces, and a 46%, 25%, 185% and 49% decrease in production of silver ounces, cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2018

During YTD-2018, the Company produced 3,075,881 silver equivalent ounces, including 698,746 ounces of silver, at cost of sales of $8.17/oz. equivalent silver, by-product cash cost of negative ($4.21/oz). silver, and all-in sustaining cost of $5.84/oz. silver. These results compare to 2,280,073 silver equivalent ounces, including 1,081,639 ounces of silver, at cost of sales of $10.50/oz. equivalent silver, by-product cash cost of $8.45/oz. silver, and all-in sustaining cost of $11.91/oz. silver during YTD-2017, a 35%  increase in production of silver equivalent ounces, and a 35%, 22%, 150% and 51% decrease in production of silver ounces, cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively.

Consolidated silver production during Q2-2018 was lower by 46% compared to Q2-2017 and during YTD-2018 was lower by 35% compared to YTD-2017. The decreases were the result of the 27-day shutdown at the Galena mine and the difference in initial silver grade between the Nuestra Señora mine and the new San Rafael mine. San Rafael will initially provide lower silver production compared to the previously mined deposits at the Cosalá Operations until mining sequences to the higher silver grade areas of the ore body later next year. Galena is expected to return to an acceptable level of operating performance with the No. 3 hoist issues completed at the end of Q2-2018.

The consolidated silver equivalent production increased by 24% and the consolidated cash costs and all-in sustaining costs decreased by 185% and 49%, respectively, when compared to Q2-2017, and the consolidated silver equivalent production increased by 35% and the consolidated cash costs and all-in sustaining costs decreased by 150% and 51%, respectively, when compared to YTD-2017, due to comparatively higher base metal grades generally present in the San Rafael deposit.

As a result of the increased silver equivalent production, revenues increased by $5.3 million or 16% from $32.4 million for the six months ended June 30, 2017 to $37.7 million for the six months ended June 30, 2018, while net income improved to $1.9 million compared to a net income $0.7 million during the same period, a $1.2 million improvement. Improvement in net income was primarily attributable to higher net revenue from increased silver equivalent production and increased by-product pricing, lower cost of sales, lower exploration costs, gain on disposal of assets, and gain on derivative assets, partially offset by higher depletion and amortization, higher care, maintenance and restructuring costs, higher corporate general and administrative expenses, and higher interest and financing expense. The Company also generated cash from operating activities before non-cash working capital items of $8.0 million in the first half of 2018 compared to $6.3 million in the first half of 2017. These variances are further discussed in the following sections.

In January 2017, the Company entered into a $15 million concentrate pre-payment facility with Glencore at U.S. LIBOR rate plus 5% per annum to fund a portion of the development costs for San Rafael and general corporate purposes. Repayment of principal on this facility during the first half of the year totalling $1.7 million began in January 2018 as additional tonnage charges on shipments of concentrate with minimum annual principal repayments of $4.0 million during 2018, $5.5 million during 2019, and $5.5 million during 2020.

In March 2017, the Company entered into an option acquisition agreement with Santacruz Silver Mining Ltd. (“Santacruz”) to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico for total consideration of $15 million in cash, payable in two installments. The purchase of the option for $5 million plus an initial option payment for $2 million was paid to Santacruz and Hochschild, respectively, with cash on hand by the Company in March 2017 while the final option payment of $8 million was payable to Hochschild on or before December 15, 2017. On December 1, 2017, the final option payment of $8 million plus applicable VAT was amended to become option payments of $0.5 million paid on January 1, 2018, $0.5 million paid on April 1, 2018, $1.0 million paid on July 1, 2018, with the remaining balance of $6.0 million payable on or before December 31, 2018. Upon completion of the final option payment, the Company will have acquired 100% of the San Felipe property, a silver-zinc-lead development property free of any underlying third-party royalties.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2018

	Q2-2018	Q2-2017	YTD-2018	YTD-2017
Tonnes Milled	138,708	134,778	261,993	263,355
Silver Grade (g/t)	42	66	42	68
Zinc Grade (%)[1]	3.63	1.29	3.53	1.32
Lead Grade (%)[1]	1.39	0.64	1.39	0.64
Copper Grade (%)[1]	-	0.15	-	0.16
Silver Recovery (%)	49.9	85.4	49.0	85.8
Zinc Recovery (%)	78.9	82.5	78.9	82.1
Lead Recovery (%)	70.2	77.8	70.5	79.0
Copper Recovery (%)	-	61.5	-	63.4
Silver Produced (oz)	94,231	242,523	173,613	492,819
Zinc Produced (lbs)	8,756,201	2,904,374	16,089,179	5,293,507
Lead Produced (lbs)	2,982,316	1,351,258	5,661,801	2,475,722
Copper Produced (lbs)	-	273,475	-	581,575
Total Silver Equivalent Produced (oz)	1,041,246	564,112	1,989,327	1,097,874
Silver Sold (oz)	90,777	240,154	175,146	494,309
Zinc Sold (lbs)	8,504,845	2,746,948	15,764,467	5,247,498
Lead Sold (lbs)	2,907,680	1,278,865	5,745,167	2,466,270
Copper Sold (lbs)	-	294,278	-	589,614
Realized Silver Price ($/oz)	$16.49	$16.91	$16.60	$17.35
Realized Zinc Price ($/lb)	$1.41	$1.17	$1.47	$1.22
Realized Lead Price ($/lb)	$1.09	$0.98	$1.13	$1.01
Realized Copper Price ($/lb)	-	$2.60	-	$2.63
Cost of Sales/Ag Eq Oz Produced ($/oz)[3]	$5.36	$7.57	$5.63	$7.41
Cash Cost/Ag Oz Produced ($/oz)[2,3]	$(60.13)	$(2.81)	$(59.85)	$(0.99)
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2,3]	$(41.66)	$(2.81)	$(39.20)	$(0.96)

[1]	Zinc and lead grades only refer to grades from silver-zinc-lead-copper and silver-zinc-lead ores, and copper grades only refer to grades from silver-zinc-lead-copper and silver-copper ores.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.
[3]
Calculation excludes pre-production of 22,549 silver ounces and 32,955 silver equivalent ounces mined in Q2-2017 and 85,263 silver ounces and 121,611 silver equivalent ounces mined in YTD-2017 from El Cajón during its commissioning period. Pre-production revenue and cost of sales from El Cajón are capitalized as an offset to development costs.

The Cosalá Operations processed 138,708 tonnes of ore at an average grade of 42 g/t of silver to produce 94,231 ounces of silver at cost of sales of $5.36/oz. equivalent silver, by-product cash cost of negative ($60.13/oz.) silver, and all-in sustaining cost of negative ($41.66/oz.) silver during Q2-2018. These results compare to 134,778 tonnes of ore at an average grade of 66 g/t of silver to produce 242,523 ounces of silver at cost of sales of $7.57/oz. equivalent silver, by-product cash cost of negative ($2.81/oz). silver, and all-in sustaining cost of negative ($2.81/oz). silver during Q2-2017, a 3% increase in tonnes of ore milled, a 61% and 29% decrease in ounces of silver produced and cost of sales per equivalent silver ounce, respectively, and significant decreases in by-product cash cost per ounce and all-in sustaining cost per ounce by well above 100%. Silver equivalent production at Cosalá increased to 1,041,246 ounces from 564,112 ounces due to the production of 8.8 million pounds of zinc and 3.0 million pounds of lead, increases of 201% and 121%, respectively. Silver recovery to concentrate was 49.9% in Q2-2018 (Q2-2017 – 85.4%).

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2018

During YTD-2018, the Cosalá Operations processed 261,993 tonnes of ore at an average grade of 42 g/t of silver to produce 173,613 ounces of silver at cost of sales of $5.63/oz. equivalent silver, by-product cash cost of negative ($59.85/oz.) silver, and all-in sustaining cost of negative ($39.20/oz.) silver. These results compare to 263,355 tonnes of ore at an average grade of 68 g/t of silver to produce 492,819 ounces of silver at cost of sales of $7.41/oz. equivalent silver, by-product cash cost of negative ($0.99/oz.) silver, and all-in sustaining cost of negative ($0.96/oz.) silver during YTD-2017, a 1%, 65%, and 24% decrease in tonnes of ore milled, ounces of silver produced, and cost of sales per equivalent silver ounce, respectively, and significant decreases in by-product cash cost per ounce and all-in sustaining cost per ounce by well above 100%. Silver equivalent production at Cosalá increased to 1,989,327 ounces from 1,097,874 ounces due to the production of 16.1 million pounds of zinc and 5.7 million pounds of lead, increases of 204% and 129%, respectively. Silver recovery to concentrate was 49.0% in YTD-2018 (YTD-2017 – 85.8%).

Silver production during Q2-2018 and YTD-2018 from the Cosalá Operations was lower compared to Q2-2017 and YTD-2017 as the Company completed its first half year of operations from its new San Rafael mine after declaring commercial production in December 2017. San Rafael is expected to produce ore containing lower grade silver and higher-grade base metals compared to the previously mined deposits at the Cosalá Operations until mining operations move to higher silver grade areas of ore body later next year. Additionally, the initial development in the San Rafael ore body was in an area closest to the portal where the silver grade is less than half of the reserve silver grade. As a result, the silver production was lower by 61% in Q2-2018 compared to Q2-2017 and lower by 65% in YTD-2018 compared to YTD-2017. However, the Cosalá Operations had a significant increase in silver equivalent production as well as a significant reduction in cash costs and all-in sustaining costs during Q2-2018 and YTD-2018, primarily due to the by-product metal production from zinc and lead during the period, which increased by 201% and 121%, respectively, when compared to Q2-2017 and increased by 204% and 129%, respectively, when compared to YTD-2017.

Realized silver price at $16.49/oz. and $16.60/oz. for Q2-2018 and YTD-2018, respectively (Q2-2017 – $16.91/oz. and YTD-2017 – $17.35/oz., respectively), are comparable to the average London silver spot price of $16.53/oz. and $16.65/oz. for Q2-2018 and YTD-2018, respectively (Q2-2017 – $17.25/oz. and YTD-2017 – $17.34/oz., respectively). The realized silver price decreased by 2% from Q2-2017 to Q2-2018 and 4% from YTD-2017 to YTD-2018. Realized silver prices is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and treatment and refining charges.

Galena Complex

	Q2-2018	Q2-2017	YTD-2018	YTD-2017
Tonnes Milled	25,605	44,649	66,195	83,565
Silver Grade (g/t)	263	231	259	231
Lead Grade (%)	6.21	5.68	6.12	6.03
Silver Recovery (%)	96.0	95.1	95.3	95.0
Lead Recovery (%)	92.3	90.9	91.6	91.1
Silver Produced (oz)	207,480	315,369	525,133	588,820
Lead Produced (lbs)	3,234,276	5,083,790	8,179,476	10,120,058
Total Silver Equivalent Produced (oz)	420,924	611,724	1,086,554	1,182,199
Silver Sold (oz)	220,894	334,325	541,174	608,997
Lead Sold (lbs)	3,445,159	5,446,923	8,502,903	10,378,725
Realized Silver Price ($/oz)	$16.79	$17.17	$16.68	$17.32
Realized Lead Price ($/lb)	$1.11	$1.00	$1.14	$1.02
Cost of Sales/Ag Eq Oz Produced ($/oz)	$15.24	$13.98	$12.83	$13.05
Cash Cost/Ag Oz Produced ($/oz)[1]	$18.36	$14.20	$14.18	$14.98
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$26.77	$20.03	$20.72	$20.81

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

The Galena Complex processed 25,605 tonnes of ore at an average grade of 263 g/t of silver to produce 207,480 ounces of silver at cost of sales of $15.24/oz. equivalent silver, by-product cash cost of $18.36/oz. silver, and all-in sustaining cost of $26.77/oz. silver during Q2-2018, compared to 44,649 tonnes of ore at an average grade of 231 g/t of silver to produce 315,369 ounces of silver at cost of sales of $13.98/oz. equivalent silver, by-product cash cost of $14.20/oz. silver, and all-in sustaining cost of $20.03/oz. silver during Q2-2017, a 43% and 34% decrease in tonnes of ore milled and ounces of silver produced, respectively, and a 9%, 29% and 34% increase in cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2018

During YTD-2018, the Galena Complex processed 66,195 tonnes of ore at an average grade of 259 g/t of silver to produce 525,133 ounces of silver at cost of sales of $12.83/oz. equivalent silver, by-product cash cost of $14.18/oz. silver, and all-in sustaining cost of $20.72/oz. silver, compared to 83,565 tonnes of ore at an average grade of 231 g/t of silver to produce 588,820 ounces of silver at cost of sales of $13.05/oz. equivalent silver, by-product cash cost of $14.98/oz. silver, and all-in sustaining cost of $20.81/oz. silver  during YTD-2017, a 21%, 11%, 2%, 5% and 1% decrease in tonnes of ore milled, ounces of silver produced, cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively.

As previously announced on June 14, 2018, production at the Galena Complex was negatively impacted by two issues affecting the No.3 Shaft: a 10-day suspension of hoisting in late April to allow the repair of steel sets in the shaft, and a 17-day shutdown of the hoist in June to address a mechanical failure in the brake mechanism. The Complex was assessed to temporarily be on care and maintenance for the 17-day shutdown as repairs were performed with certain costs excluded from the cash costs and all-in sustaining costs calculations. Repairs were completed by the end of June 2018 and theses issues are not expected to impact production rates for the remainder of the year. The Company is focused on returning Galena to an acceptable level of operating performance during 2018 by advancing several planning-related initiatives, including grade optimization, in order to recapture and build on the gains which were made in 2015 and 2016.

Realized silver price at $16.79/oz. and $16.68/oz. for Q2-2018 and YTD-2018, respectively (Q2-2017 – $17.17/oz. and YTD-2017 – $17.32/oz., respectively), are comparable to the average London silver spot price of $16.53/oz. and $16.65/oz. for Q2-2017 and YTD-2017, respectively (Q2-2017 – $17.25/oz. and YTD-2017 – $17.34/oz., respectively). The realized silver price increased by 1% from Q2-2017 to Q2-2018 and decreased by 1% from YTD-2017 to YTD-2018. Realized silver prices is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and treatment and refining charges.

Guidance

The Company’s guidance for 2018 remains at production of 1.6 - 2.0 million silver ounces and 7.2 - 8.0 million silver equivalent ounces at cost of sales of $7.00 to $8.00 per ounce equivalent silver, cash costs of negative ($10.00) to negative ($5.00) per ounce silver and all-in sustaining costs of negative ($1.00) to $4.00 per ounce silver. The Company assumed $17.00 per ounce silver, $1.35 per pound zinc, $1.05 per pound lead, and an exchange rate of 18.5 Mexican pesos to U.S. dollar for these guidance estimates. The Company expects silver and silver equivalent production to be at the lower end of guidance, as a result of the Galena shaft repairs in Q2-2018.

Results of Operations

Analysis of the three months ended June 30, 2018 vs. the three months ended June 30, 2017

The Company recorded net income of $1.4 million for the three months ended June 30, 2018 compared to net income of $0.9 million for the three months ended June 30, 2017. The improvement in net income was primarily attributable to higher net revenue from increased silver equivalent production and by-product metal pricing ($0.1 million), lower cost of sales ($0.6 million), and gain on the disposal of assets ($0.9 million), partially offset by higher care, maintenance and restructuring costs ($0.6 million), each of which are described in more detail below.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2018

Revenue increased by $0.1 million from $17.2 million for the three months ended June 30, 2017 to $17.3 million for the three months ended June 30, 2018. The increase is primarily due to $4.1 million in increased revenues due to an increase in zinc and lead production and the related realized prices from the San Rafael mine during the period compared to Q2-2017 when production was from the lower-grade Nuestra Señora mine, less $3.9 million in decreased revenues due to a decrease in silver production and sales at the Galena Complex from resolved issues affecting the No.3 Shaft during the period.

Cost of Sales decreased by $0.6 million from $12.6 million for the three months ended June 30, 2017 to $12.0 million for the three months ended June 30, 2018. The decrease is primarily due to a $2.2 million decrease in cost of sales from the Galena Complex from resolved issues affecting the No.3 Shaft negatively impacting production during the period, offset by a $1.6 million increase in cost of sales from the Cosalá Operations mainly due to zinc and lead commercial production from San Rafael during the period with no allocation of pre-production cost of sales or development costs to capital expenditures.

Care, maintenance and restructuring costs increased by $0.6 million from $0.2 million for the three months ended June 30, 2017 to $0.8 million for the three months ended June 30, 2018. The increase is primarily due to the Galena Complex being on care and maintenance for a 17-day shutdown period as repairs were performed and completed to its brake mechanism in June.

Gain on disposal of assets increased by $0.9 million from nil for the three months ended June 30, 2017 to $0.9 million for the three months ended June 30, 2018. The gain is primarily due to proceeds received through an insurance claim for equipment damaged from mining operations during fiscal 2017.

Analysis of the six months ended June 30, 2018 vs. the six months ended June 30, 2017

The Company recorded net income of $1.9 million for the six months ended June 30, 2018 compared to net income of $0.7 million for the six months ended June 30, 2017. The improvement in net income was primarily attributable to higher net revenue from increased silver equivalent production and by-product pricing ($5.3 million), gain on the disposal of assets ($0.9 million), and gain on forward contracts ($0.6 million), partially offset by higher cost of sales ($2.4 million), higher depletion and amortization ($0.5 million), and higher exploration costs ($1.4 million), each of which are described in more detail below.

Revenues increased by $5.3 million from $32.4 million for the six months ended June 30, 2017 to $37.7 million for the six months ended June 30, 2018. The increase is primarily due to $8.4 million in increased revenues due to an increase in zinc and lead production and related realized prices from the San Rafael mine during the period compared to YTD-2017 when production was from the lower-grade Nuestra Señora mine, less $3.1 million in decreased revenues due to a decrease in silver production and sales at the Galena Complex from resolved issues affecting the No.3 Shaft during the period.

Cost of Sales increased by $2.4 million from $22.7 million for the six months ended June 30, 2017 to $25.1 million for the six months ended June 30, 2018. The increase is primarily due to a $4.0 million increase in cost of sales from the Cosalá Operations mainly due to zinc and lead commercial production from San Rafael during the period with no allocation of pre-production cost of sales or development costs to capital expenditures, offset by a $1.5 million decrease in cost of sales from the Galena Complex from resolved issues affecting the No.3 Shaft negatively impacting production during the period.

Depletion and amortization increased by $0.5 million from $4.1 million for the six months ended June 30, 2017 to $4.6 million for the six months ended June 30, 2018. The increase is primarily due to declaration of commercial production of San Rafael at the Cosalá Operations in December 2017 resulting in the depletion of its mining interests during the period. With declaration of San Rafael commercial production in December 2017, the Company transferred $6.4 million of deferred development costs and $25.2M of historical carrying value related to San Rafael to mining interests and began amortizing these costs based on the Company’s depletion and amortization policies.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2018

Exploration costs increased by $1.4 million from $0.6 million for the six months ended June 30, 2017 to $2.0 million for the six months ended June 30, 2018. The change is primarily due to increased exploration drilling at Zone 120 at the Cosalá Operations during the period.

Gain on disposal of assets increased by $0.9 million from nil for the six months ended June 30, 2017 to $0.9 million for the six months ended June 30, 2018. The gain is primarily due to proceeds received through an insurance claim for equipment damaged from mining operations during fiscal 2017.

Gain on forward contracts increased by $0.6 million from nil for the six months ended June 30, 2017 to $0.6 million for the six months ended June 30, 2018. The increase is primarily due to the gains recognized from foreign exchange and commodity forward contracts related to by-product metal production during the period.

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with June 30, 2018.

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2018	2018	2017	2017	2017	2017	2016	2016
Revenues ($ M)	$17.3	$20.4	$12.1	$9.8	$17.2	$15.2	$14.4	$16.8
Net Income (Loss) ($ M)	1.4	0.5	(1.4)	(2.8)	0.9	(0.2)	(2.4)	1.0
Comprehensive Income (Loss) ($ M)	1.3	0.8	(1.8)	(2.9)	0.8	(0.5)	(1.0)	0.8

Silver Produced (oz)	301,711	397,035	409,545	564,833	557,892	523,747	564,475	596,855
Zinc Produced (lbs)	8,756,201	7,332,978	4,895,670	1,433,961	2,904,374	2,389,133	2,671,391	2,183,814
Lead Produced (lbs)	6,216,592	7,624,685	7,427,357	5,369,482	6,435,048	6,160,732	7,277,346	7,991,507
Copper Produced (lbs)	-	-	78,541	507,285	273,475	308,100	260,018	326,639
Cost of Sales/Ag Eq Oz Produced ($/oz)	$8.20	$8.14	$10.16	$9.17	$11.00	$9.93	$9.91	$10.25
Cash Cost/Ag Oz Produced ($/oz)[1]	$(6.15)	$(2.73)	$8.75	$12.61	$7.21	$9.89	$8.91	$10.00
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$5.40	$6.17	$14.20	$15.92	$10.65	$13.37	$11.57	$12.86

Current Assets (qtr. end) ($ M)	$25.8	$25.8	$26.2	$27.0	$29.9	$36.0	$36.6	$41.1
Current Liabilities (qtr. end) ($ M)	13.7	14.9	14.4	12.1	11.6	11.1	16.5	13.1
Working Capital (qtr. end) ($ M)	12.1	10.9	11.8	14.9	18.3	24.9	20.1	28.0

Total Assets (qtr. end) ($ M)	$130.5	$128.8	$126.8	$126.1	$127.7	$127.1	$117.3	$120.4
Total Liabilities (qtr. end) ($ M)	35.6	38.3	38.8	38.6	38.6	39.1	30.1	32.4
Total Equity (qtr. end) ($ M)	94.9	90.5	88.0	87.5	89.1	88.0	87.2	88.0

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Liquidity

The change in cash since December 31, 2017 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2017	$9.3
Cash generated from operations	8.0
Expenditures on property, plant and equipment	(7.1)
Purchase of San Felipe property option	(1.0)
Repayments to pre-payment facility	(1.7)
Bond on decommissioning costs	(0.4)
Proceeds from exercise of options and warrants	3.3
Increase in trade and other receivables	(1.1)
Change in inventories	0.9
Increase in prepaid expenses	(0.4)
Decrease in trade and other payables	(2.0)
Closing cash balance as at June 30, 2018	$7.8

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2018

The Company’s cash balance decreased from $9.3 million to $7.8 million mainly due to $2.0 million on expensed exploration at the Company’s operations, expenditures of property, plant and equipment at both Cosalá Operations and Galena Complex, option payments on the San Felipe property, and repayments on outstanding pre-payment facility with Glencore, offset by proceeds received from exercise of options and warrants. Current liabilities as at June 30, 2018 were $13.7 million which is $0.7 million lower than at December 31, 2017 mainly due to a $1.7 million decrease in trade and other payables net of $1.0 million increase in current repayment obligations on outstanding pre-payment facility.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels. Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sales of non-core assets, private equity financing, and the issuance of equity. As previously stated, the Company entered into a financing arrangement to maintain corporate flexibility during the development of San Rafael. The Company believes that it has sufficient cash flow to fund its 2018 operations and development and exploration plans while meeting production targets at current commodity price levels. In the longer term, as production from the Cosalá Operations and Galena Complex continues to improve and if the outlook for metal prices remains positive, the Company believes that cash flows will be sufficient to fund ongoing operations.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, long-term investments, trade and other payables, pre-payment facility, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers at the Galena Complex (See note 11 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2017). Although both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates, the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both pension plans to be approximately $0.9 million per year for each of the next 5 years, with no further pension contribution spending expected for the remainder of 2018 (as of August 13, 2018).

Capital Resources

The Company’s cash flow is dependent on delivery of its concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $8.1 million during the six months ended June 30, 2018 and $20.9 million for the same period of 2017, of which $3.8 million was spent towards drilling and underground development costs, while $4.3 million was spent on purchase of property, plant and equipment. The Company expects funding of fiscal 2018 capital expenditures to be provided from internally-generated, operating cash flow from the San Rafael mine.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2018

The following table sets out the Company’s contractual obligations as of June 30, 2018:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$8,593	$8,593	$-	$-	$-
Pre-payment facility	13,330	5,080	8,250	-	-
Interest on pre-payment facility	1,243	780	463	-	-
Operating leases	1,193	235	530	428	-
Other long-term liabilities	784	-	300	-	484
Total	$25,143	$14,688	$9,543	$428	$484

1 - All operating leases can be cancelled upon proper notice periods by the Company.

2 - Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the six months ended June 30, 2018.

Risk Factors

The Company manages a number of risks to achieve an acceptable level of risk without appreciably hindering its ability to maximize returns. Management has procedures in place to identify and manage significant operational and financial risks. A discussion of risk factors relating to the Company is found under the heading “Risk Factors” in the Company’s Annual Information Form dated March 5, 2018 and its MD&A for the year ended December 31, 2017. Each of the discussions referred to above is incorporated by reference herein. The documents referred to above are available on SEDAR at www.sedar.com.

Accounting Standards and Pronouncements

Accounting standards issued but not yet applied

There have been no new accounting pronouncements issued in the first six months of 2018 that are expected to impact the Company. For a summary of recent pronouncements, see note 3 in the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2018.

Financial Instruments

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2018

At June 30, 2018, the Company had non-hedge foreign exchange forward contracts to buy approximately 77.8 million MXP at average exchange rate of 20.79 MXP/USD to be settled within the third and fourth quarters of 2018 valued at approximately $3.7 million, with $0.2 million or 5% held as fund deposit. The average forward exchange rate on settlement as at June 30, 2018 was approximately 20.12 MXP/USD with the currencies having a fair value of approximately $3.8 million. Accordingly, the Company recorded an unrealized gain of $0.1 million through profit or loss during the six-month period ended June 30, 2018. The Company settled non-hedge foreign exchange forward contracts to buy approximately 24.8 million MXP and recorded realized losses of $0.1 million through profit or loss during the six-month period ended June 30, 2018.

At June 30, 2018, the Company had non-hedge commodity forward contracts to sell approximately 0.7 million pounds of zinc at $1.59 per pound to be settled within the third quarter of 2018 valued at approximately $1.0 million. The average forward zinc price on settlement as at June 30, 2018 was approximately $1.40 per pound with the commodities having a fair value of approximately $0.9 million. Accordingly, the Company recorded an unrealized gain of $0.1 million through profit or loss during the six-month period ended June 30, 2018. The Company settled non-hedge commodity forward contracts to sell approximately 0.7 million pounds of zinc and 2.6 million pounds of lead and recorded realized gains of $0.1 million and $0.3 million, respectively, through profit or loss during the six-month period ended June 30, 2018.

Capital Structure

The Company is authorized to issue an unlimited number of common shares, where each common share provides the holder with one vote. As at June 30, 2018, there were 42,968,044 common shares issued and outstanding.

As at August 13, 2018, there were 42,968,044 common shares of the Company issued and outstanding and 3,185,825 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 4,300,144.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as those terms are defined in National Instrument 52‐109 ‐ Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52‐109").

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at June 30, 2018, the Company’s CEO and CFO have certified that the DC&P are effective and that during the quarter ended June 30, 2018, the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce

The Company reports cash cost per ounce and all-in sustaining cost per ounce of silver produced, non-IFRS measures, in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement. Management uses these measures internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2018

These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under International Financial Reporting Standards. All-in sustaining cost is the silver mining industry cash cost plus all development, capital expenditures, and exploration spending.

Reconciliation of Consolidated Cash Cost per Ounce
	Q2 2018	Q2-2017	YTD-2018	YTD-2017
Cost of sales ('000)	$11,991	$12,575	$25,134	$22,663
Non-cash costs ('000)[1]	(97)	(1,644)	(256)	(810)
Direct mining costs ('000)	$11,894	$10,931	$24,878	$21,853
Smelting, refining and royalty expenses ('000)	2,955	2,333	6,428	4,827
Less by-product credits ('000)	(16,705)	(9,404)	(34,247)	(18,262)
Total cash costs ('000)	$(1,856)	$3,860	$(2,941)	$8,418
Divided by silver produced (oz)[2]	301,711	535,343	698,746	996,376
Silver cash costs ($/oz)	$(6.15)	$7.21	$(4.21)	$8.45

Reconciliation of Cosalá Operations Cash Cost per Ounce
	Q2 2018	Q2-2017	YTD-2018	YTD-2017
Cost of sales ('000)	$5,577	$4,021	$11,193	$7,233
Non-cash costs ('000)[1]	78	(717)	(57)	(362)
Direct mining costs ('000)	$5,655	$3,304	$11,136	$6,871
Smelting, refining and royalty expenses ('000)	2,163	784	4,173	1,411
Less by-product credits ('000)	(13,484)	(4,706)	(25,699)	(8,687)
Total cash costs ('000)	$(5,666)	$(618)	$(10,390)	$(405)
Divided by silver produced (oz)[2]	94,231	219,974	173,613	407,556
Silver cash costs ($/oz)	$(60.13)	$(2.81)	$(59.85)	$(0.99)

Reconciliation of Galena Complex Cash Cost per Ounce
	Q2 2018	Q2-2017	YTD-2018	YTD-2017
Cost of sales ('000)	$6,414	$8,554	$13,941	$15,430
Non-cash costs ('000)[1]	(175)	(927)	(199)	(448)
Direct mining costs ('000)	$6,239	$7,627	$13,742	$14,982
Smelting, refining and royalty expenses ('000)	792	1,549	2,255	3,416
Less by-product credits ('000)	(3,221)	(4,698)	(8,548)	(9,575)
Total cash costs ('000)	$3,810	$4,478	$7,449	$8,823
Divided by silver produced (oz)	207,480	315,369	525,133	588,820
Silver cash costs ($/oz)	$18.36	$14.20	$14.18	$14.98

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2018

Reconciliation of Consolidated All-In Sustaining Cost per Ounce
	Q2 2018	Q2-2017	YTD-2018	YTD-2017
Total cash costs ('000)	$(1,856)	$3,860	$(2,941)	$8,418
Capital expenditures ('000)	3,467	1,817	6,929	3,399
Exploration costs ('000)	17	23	90	46
Total all-in sustaining costs ('000)	$1,628	$5,700	$4,078	$11,863
Divided by silver produced (oz)[2]	301,711	535,343	698,746	996,376
Silver all-in sustaining costs ($/oz)	$5.40	$10.65	$5.84	$11.91

Reconciliation of Cosalá Operations All-In Sustaining Cost per Ounce
	Q2 2018	Q2-2017	YTD-2018	YTD-2017
Total cash costs ('000)	$(5,666)	$(618)	$(10,390)	$(405)
Capital expenditures ('000)	1,740	-	3,585	14
Exploration costs ('000)	-	-	-	-
Total all-in sustaining costs ('000)	$(3,926)	$(618)	$(6,805)	$(391)
Divided by silver produced (oz)[2]	94,231	219,974	173,613	407,556
Silver all-in sustaining costs ($/oz)	$(41.66)	$(2.81)	$(39.20)	$(0.96)

Reconciliation of Galena Complex All-In Sustaining Cost per Ounce
	Q2 2018	Q2-2017	YTD-2018	YTD-2017
Total cash costs ('000)	$3,810	$4,478	$7,449	$8,823
Capital expenditures ('000)	1,727	1,817	3,344	3,385
Exploration costs ('000)	17	23	90	46
Total all-in sustaining costs ('000)	$5,554	$6,318	$10,883	$12,254
Divided by silver produced (oz)	207,480	315,369	525,133	588,820
Silver all-in sustaining costs ($/oz)	$26.77	$20.03	$20.72	$20.81

[1]	Non-cash costs consist of non-cash related charges to cost of sales including inventory movements and write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies.
[2]
Calculation excludes pre-production of 22,549 silver ounces and 32,955 silver equivalent ounces mined in Q2-2017 and 85,263 silver ounces and 121,611 silver equivalent ounces mined in YTD-2017 from El Cajón during its commissioning period. Pre-production revenue and cost of sales from El Cajón are capitalized as an offset to development costs.